Dataram Corporation
777 Alexander Road, Ste. 100
Princeton, NJ 08540
(609) 799-0071

May 15, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dataram Corporation
Registration Statement on Form S-3
File No. 333-217860

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Dataram Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 pm., Washington D.C. time, on May 17, 2017 or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DATARAM CORPORATION

By:	/s/ David A. Moylan
Name:	David A. Moylan
Title:	Chief Executive Officer